UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )*

STRATEGIC HOTELS & RESORTS, INC.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

86272T106

(CUSIP Number)

Anthony R. Manno, Jr.

Security Capital Research & Management Incorporated

10 South Dearborn Street, Suite 1400

Chicago, Illinois 60603

(312) 385-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86272T106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Security Capital Research & Management Incorporated (FEIN 36-4130398)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power: 8,555,676
8. Shared Voting Power: 0
9. Sole Dispositive Power: 10,478,287
10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,478,287
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
13.	Percent of Class Represented by Amount in Row (11): 14.1%
14.	Type of Reporting Person (See Instructions): IA

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CUSIP No. 86272T106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Security Capital Preferred Growth Incorporated (FEIN 36-4128122)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Maryland

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power: 6,241,000
8. Shared Voting Power: 0
9. Sole Dispositive Power: 6,241,000
10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,241,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
13.	Percent of Class Represented by Amount in Row (11): 8.4%
14.	Type of Reporting Person (See Instructions): CO

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Item 1. Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $.01 per share, (“Common Stock”) of Strategic Hotels & Resorts, Inc. a Maryland corporation (the “Company”). The address of the Company’s principal executive offices is 200 West Madison, Suite 1700, Chicago, IL 60606.

Item 2. Identity and Background

(a) – (c) and (f). Security Capital Research & Management Incorporated (“SCR&M”) is a Delaware corporation. Security Capital Preferred Growth Incorporated (“SCPG” and together with SCR&M, the “Reporting Persons”) is a Maryland corporation, all of the common stock of which is owned by Security Capital Preferred Growth LLC, a Delaware limited liability company. The business address of the Reporting Persons is 10 South Dearborn Street, Suite 1400, Chicago, IL 60603.

The names, citizenship, business addresses, present principal occupation or employment and the name and the principal business address of any corporation or other organization in which such employment is conducted of the directors and executive officers of each of the Reporting Persons are as set forth on Appendix A attached hereto, and are incorporated herein by reference.

(d) and (e)

During the last five years, neither SCR&M, SCPG, nor to the best of their knowledge, any person listed on Appendix A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

During the past 60 days, SCR&M purchased 7,880 shares of Common Stock for an aggregate purchase price of $21,370. As a registered investment advisor, the funds used by SCR&M were provided by its clients pursuant to investment advisory contracts. During the past 60 days, SCPG purchased no shares of Common Stock.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Common Stock for investment purposes. Their action at this time responds to deteriorating economic and real estate market conditions, and the associated risks to the Company and to the ultimate realization of shareholder value. In particular, the Reporting Persons are concerned about:

•	Significant current and prospective stress in real estate financing markets;

•	Deteriorating operating conditions for lodging assets;

•	The precipitous drop in the Company’s common stock price; and

•	The ambiguity surrounding actions and inactions by the Company including recent amendments to the Company’s Bylaws.

As a result, SCR&M is considering and evaluating on an ongoing basis all of its alternatives with respect to its investment in, and intentions with respect to, the Company. SCR&M may engage in discussions with the Company’s management, board of directors or individual directors concerning the business and strategic direction of the Company. SCR&M may also engage in discussions with other shareholders of the Company to discuss matters of mutual interest, which may include discussions regarding the strategic direction of the Company and opportunities to enhance shareholder value.

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SCR&M intends to continuously review its investment in the Company and reserves the right to change its plans and intentions at any time, as it deems appropriate, and to take any and all actions that it may deem appropriate to maximize the value of its investment. SCR&M may at any time and from time to time, in privately negotiated transactions or otherwise, acquire additional securities of the Company, dispose of all or a portion of the securities of the Company that SCR&M now owns or may acquire and/or enter into derivative transactions with institutional counterparties with respect to the Company’s securities. SCR&M may formulate other plans or proposals regarding the Company or its securities, including, but not limited to, nominating persons to be members of the Company’s board of directors, or sales of the Company or its assets, to the extent it deems advisable in light of its general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

Other than as described in this Statement, SCR&M does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

SCR&M reserves the right to determine in the future whether to change the purpose or purposes described above and whether to adopt plans or proposals of the type described above.

Item 5. Interest in Securities of the Issuer

(a) and (b) As of November 20, 2008, SCR&M beneficially owned 10,478,287 shares of Common Stock (approximately 14.1% of the outstanding shares of Common Stock as of November 20, 2008). SCR&M has the sole power to vote 8,555,676 shares, and the sole power to dispose 10,478,287 shares. It does not have voting power over 1,922,611 shares. As of November 20, 2008, SCPG beneficially owned 6,241,000 shares of Common Stock (approximately 8.4% of the outstanding shares of Common Stock as of November 20, 2008). SCPG currently does not have the power to vote or dispose of these shares of Common Stock; SCR&M does pursuant to an investment advisory agreement between the parties. However, this agreement is terminable upon 60 days notice, following which time SCPG would have voting and investment power over these shares unless it entered into alternative arrangements with another party.

(c) SCPG has not engaged in any transaction during the past 60 days in any shares of Common Stock. The transactions by SCR&M in shares of Common Stock during the past 60 days are described in Appendix B. Except as set forth on Appendix A attached hereto, none of the persons listed on Appendix A beneficially owns any shares of Common Stock or has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d) SCR&M is an investment adviser which has, pursuant to investment advisory contracts, invested in the shares of Common Stock on behalf of its clients who are entitled to receive, or have the power to direct the receipt of, dividends from, or the proceeds from the sale of, such shares of Common Stock. SCR&M beneficially owns 6,241,000 shares of Common Stock on behalf of SCPG (approximately 8.4% of the outstanding shares of Common Stock as of November 20, 2008). SCPG currently does not have the power to vote or dispose of these shares of Common Stock; SCR&M does pursuant to an investment advisory agreement between the parties. However, this agreement is terminable upon 60 days notice, following which time SCPG would have voting and investment power over these shares unless it entered into alternative arrangements with another party.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no other contracts, arrangements, understandings or relationships (legal or otherwise) between either of the Reporting Persons or any person whose names are listed on Appendix A and any other person with respect to the securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: November 21, 2008

Security Capital Research & Management Incorporated

By:	/s/ Anthony R. Manno Jr.
Name:	Anthony R. Manno Jr.
Title:	Chief Executive Officer, President and Director

Security Capital Preferred Growth Incorporated

By:	/s/ Michael J. Heller
Name:	Michael J. Heller
Title:	Vice President and Treasurer

JOINT FILING AGREEMENT

We, the undersigned, hereby agree that this Schedule 13D is filed, and any amendments thereto filed by either or both of us, will be filed on behalf of each of us.

Date: November 21, 2008

Security Capital Research & Management Incorporated

By:	/s/ Anthony R. Manno Jr.
Name:	Anthony R. Manno Jr.
Title:	Chief Executive Officer, President and Director

Security Capital Preferred Growth Incorporated

By:	/s/ Michael J. Heller
Name:	Michael J. Heller
Title:	Vice President and Treasurer

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APPENDIX A

INFORMATION CONCERNING THE OFFICERS AND DIRECTORS OF SCR&M

The following table set forth the name, present principal occupation or employment and the name and principal business address of the organization in which the employment is conducted and material occupations, positions, offices or employment for the past five years and the name, principal business and address of the organization in which the employment is conducted for each member of the board of directors of SCR&M and for each of its executive officers. Each executive officer is employed by SCR&M. Each person listed below is a citizen of the United States. The business address of each such director or executive officer is c/o Security Capital Research & Management Incorporated, 10 South Dearborn Street, Suite 1400, Chicago, Il 60603.

Name	Present Principal Occupation or Employment Material Positions Held During the Past Five Years (1)
Anthony R. Manno, Jr.	Chief Executive Officer, President and Director
Joseph Azelby	Director. Managing Director and Head of JPMorgan Global Real Assets Group
Michael Giliberto	Director. Managing Director of JPMorgan Global Real Assets Group
Steven Greenspan	Director. Managing Director of JPMorgan Global Real Assets Group
Kevin Bedell	Managing Director
Kenneth Statz	Managing Director
Michael Heller	Vice President and Controller

(1)	During the last five years, all of the directors and executive officers of SCR&M have held the principal occupation indicated opposite their names, except as otherwise indicated.

INFORMATION CONCERNING THE OFFICERS AND DIRECTORS OF SCPG

The following table set forth the name, present principal occupation or employment and the name and principal business address of the organization in which the employment is conducted and material occupations, positions, offices or employment for the past five years and the name, principal business and address of the organization in which the employment is conducted for each member of the board of directors of SCPG and for each of its executive officers. Each executive officer is employed by SCR&M. Each person listed below is a citizen of the United States. The business address of each such director or executive officer is c/o Security Capital Research & Management Incorporated, 10 South Dearborn Street, Suite 1400, Chicago, Il 60603.

Name	Present Principal Occupation or Employment Material Positions Held During the Past Five Years (1)
Anthony R. Manno, Jr.	Chairman, President, Managing Director and Director
Stephen Feinberg(2)	Director. Mr. Feinberg is Chairman of the Board and Chief Executive Officer of Dorsar Investment Co.
Thomas Meador	Director. Mr. Meador is the Chief Executive Officer of FFB Equity Partners
Charles Seidlitz	Director. Mr. Seidlitz is the founder and President of Bristol Associates, Inc.
Michael Heller	Vice President and Treasurer

(1)	During the last five years, all of the directors and executive officers of SCPG have held the principal occupation indicated opposite their names, except as otherwise indicated.
(2)	Mr. Feinberg beneficially owns 125,000 shares of Common Stock in the Company, none of which were acquired in the past 60 days.

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APPENDIX B

TRANSACTIONS IN SHARES OF COMMON STOCK OF THE COMPANY

DURING THE PAST 60 DAYS BY SCR&M

Each of the transactions identified below was conducted on behalf of its clients in accordance with their respective investment advisory contracts. All of the transactions were conducted on the New York Stock Exchange [through electronic communications networks]. If only one trade occurred on a day, the price per share is reflected in the Weighted Average Price column.

Transaction Date	Transaction	Number of Shares	High	Low	Weighted Average Price
9/22/08	Purchase	210	$10.04	$10.04	$10.04
9/23/08	Sale	830	$8.87	$8.87	$8.87
9/25/08	Purchase	10	$8.14	$8.14	$8.14
10/01/08	Purchase	50	$7.43	$7.43	$7.43
10/01/08	Sale	1,050	$7.40	$7.40	$7.40
10/3/08	Purchase	20	$6.25	$6.15	$6.20
10/6/08	Sale	29,860	$5.93	$5.56	$5.57
10/7/08	Purchase	380	$6.10	$6.10	$6.10
10/8/08	Sale	27,390	$5.97	$5.50	$5.93
10/9/08	Sale	1,440	$5.44	$5.07	$5.38
10/10/08	Sale	470	$4.05	$3.96	$4.02
10/14/08	Purchase	30	$5.48	$5.48	$5.48
10/15/08	Sale	7,900	$4.20	$4.20	$4.20
10/16/08	Sale	134,270	$4.06	$3.77	$4.06
10/17/08	Purchase	50	$3.91	$3.91	$3.91
10/17/08	Sale	200,260	$4.03	$3.91	$4.03
10/20/08	Purchase	20	$3.90	$3.90	$3.90
10/22/08	Purchase	480	$3.79	$3.79	$3.79
10/23/08	Sale	260	$3.05	$3.04	$3.05
10/24/08	Purchase	1,110	$2.90	$2.90	$2.90
10/27/08	Purchase	20	$2.85	$2.85	$2.85
10/27/08	Sale	40	$3.01	$3.01	$3.01
10/29/08	Sale	4,720	$3.73	$3.63	$3.66
10/30/08	Sale	280	$4.07	$4.07	$4.07
11/3/08	Purchase	70	$5.20	$5.20	$5.20
11/5/08	Sale	380	$4.28	$4.28	$4.28
11/10/08	Purchase	40	$3.34	$3.34	$3.34
11/10/08	Sale	40	$3.32	$3.32	$3.32
11/11/08	Purchase	360	$2.75	$2.75	$2.75
11/11/08	Sale	260	$2.69	$2.69	$2.69
11/14/08	Purchase	5,000	$1.84	$1.84	$1.84
11/18/08	Purchase	30	$1.45	$1.45	$1.45
11/18/08	Sale	340	$1.27	$1.27	$1.27
11/20/08	Sale	700	$1.00	$0.99	$1.00

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